Exhibit 99.1

News Release

PartnerRe Ltd. Reports Fourth Quarter and Full Year 2022 Results

▪Operating income was $809 million for 2022, which provided an operating income return on equity of 12.0%, a 4.2 point improvement. Net loss attributable to common shareholder was $1,100 million for the year, due to net unrealized losses on fixed maturities and short term investments of $1,807 million.
▪Operating income was $370 million for the fourth quarter. Net income available to common shareholder was $433 million for the fourth quarter.
▪Gross premiums written and net premiums written increased 6% for the year.
▪Non-life underwriting profit of $368 million and combined ratio of 75.3% for the fourth quarter, a 2.2 point improvement over the prior year, and $749 million and combined ratio of 86.6% for the full year, a 3.9 point improvement over the prior year.
▪Life and Health allocated underwriting profit of $29 million for the fourth quarter and $121 million for the full year. The full year allocated underwriting profit increased 25% year-over-year.
▪Cash flow from operations of $571 million for the quarter and $1,468 million for the full year, increases of 53% and 19%, respectively.
▪Stable expense ratio year-over-year reflecting a continuous focus on disciplined expense management

PEMBROKE, Bermuda, March 21, 2023 - PartnerRe Ltd. ("the Company") today reported net income available to common shareholder of $433 million for the fourth quarter of 2022, compared to income of $362 million for the same period of 2021, an increase of 20%. Net loss attributable to common shareholder was $1,100 million for the full year 2022, compared to income of $679 million for the same period of 2021. Operating income was $370 million for the fourth quarter of 2022, compared to operating income of $300 million for the same period of 2021. Operating income for the full year 2022 was $809 million compared to an operating income of $545 million for the same period of 2021, an increase of 48%. Operating income for the fourth quarter and the full year 2022 improved over the same periods of 2021 as a result of improvements in the underwriting results.

Operating income is a non-GAAP financial measure. See "Non-GAAP Financial Measures - Regulation G" for a reconciliation of non-GAAP measures.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	1

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PartnerRe President and Chief Executive Officer Jacques Bonneau commented, "Our operating performance for the fourth quarter of 2022 was excellent, with operating income of $370 million. Our annual operating performance also maintained its positive momentum, and operating income ROE was 12.0% for the year. In addition to solid underwriting results, during 2022 we grew net investment income by almost 6% as we continued to reinvest available cash at rates that are meaningfully higher than our existing book yield.
Looking to 2023, we were able to capitalize on the attractive rate environment for the January 1st renewals. We grew our production premium base by 9% over January 1st, 2022 levels while at the same time improving the portfolio through higher attachment points on our property catastrophe portfolio, tighter terms and conditions and increased rates above inflation trends over a meaningful portion of the portfolio. We continued to execute on responding to our clients and our distribution partners once we received the necessary data to complete our analysis of risk."
Starting from the 2023 financial year, the Company's results will be published biannually.
Highlights for the fourth quarter and full year 2022 compared to the same periods of 2021 are included below.
Non-Life:
▪Non-life net premiums written were down 5% for the fourth quarter of 2022. The decrease for the fourth quarter of 2022 was primarily driven by the Specialty segment which declined 18%, driven by strategic reductions in the Company's agriculture and the Lloyd's net quota share business.
▪Non-life net premiums written were up 7% for the full year 2022. The increase in the full year 2022 was driven by a 14% increase in the P&C segment related primarily to premium growth in casualty lines.
▪The Non-life underwriting profit was $368 million (combined ratio of 75.3%) for the fourth quarter of 2022 and $749 million (combined ratio of 86.6%) for the full year 2022. This compares to Non-life underwriting profit of $313 million (combined ratio of 77.5%) and $507 million (combined ratio of 90.5%) for the fourth quarter and full year 2021, respectively.
▪Losses for catastrophic and man-made events, net of retrocession and reinstatement premiums for the fourth quarter and full year 2022 and the same periods of 2021 were as follows (in millions of US dollars):

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	2

News Release

	For the three months ended				For the year ended
	December 31, 2022		December 31, 2021		December 31, 2022		December 31, 2021
Catastrophic and man-made event losses	$24		$100		$546		$567

Impact on combined ratio
P&C	2.3	ppts	7.7	ppts	10.4	ppts	12.8	ppts
Specialty	(0.2)	ppts	6.2	ppts	8.2	ppts	6.5	ppts
For the three months ended December 31, 2022, figures included losses on aggregate covers partially offset by favorable development on certain mid-size losses related to the refinement of estimates. For the three months ended December 31, 2021, figures included large losses of $66 million related to refinement of estimates on Hurricane Ida, Winter Storm Uri, the European Floods and losses on aggregate covers associated with these events.
For the full year 2022, figures included large losses of $489 million related to Hurricane Ian, the ongoing conflict between Russia and Ukraine, the Natal Floods, the Australian Floods, the French Hailstorms and losses on aggregate covers associated with these events. For the full year 2021, figures included large losses of $483 million related to Hurricane Ida, Winter Storm Uri, the European Floods and losses on aggregate covers associated with these events.
▪The P&C segment reported a combined ratio of 79.5% and 88.5% for the fourth quarter and full year 2022, respectively, compared to 80.0% and 94.3% for the fourth quarter and full year 2021, respectively. For the fourth quarter of 2022, excluding the impact of catastrophic and man-made events, the deterioration in the combined ratio was driven primarily by a lower level of favorable prior years' reserve development, which was 4.0 points favorable compared to 12.6 points favorable for the fourth quarter of 2021. For the full year 2022, excluding the impact of catastrophic and man-made events, the improvement in the combined ratio was driven by lower current accident year attritional loss ratio due to rate increases and reductions in less profitable lines as well as a 1.9 point improvement in prior years' reserve development, which was 3.9 points favorable in 2022.
▪The Specialty segment reported a combined ratio of 64.8% and 82.2% for the fourth quarter and full year 2022, respectively, compared to 72.5% and 83.1% for the fourth quarter and full year 2021, respectively. For the fourth quarter of 2022, excluding the impact of catastrophic and man-made events, the improvement in the combined ratio was driven by lower current accident year attritional losses due to business mix changes and a lower acquisition cost ratio driven by lower commissions for financial risk lines, partially offset by a lower level of favorable prior years' reserve development, which was 13.9 points favorable compared to 17.1 points favorable for the fourth quarter of 2021. For the full year 2022, excluding the impact of catastrophic and man-made events, the improvement in the combined ratio was driven by lower current accident year

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attritional losses due to a change in the mix of business to more profitable lines, partially offset by an increase in the acquisition cost ratio and a lower level of favorable prior years' reserve development, which was 4.1 points favorable compared to 6.9 points favorable to the full year 2021.
Life and Health:
▪Net premiums written were down 7% for the fourth quarter of 2022 and were up 1% for the full year 2022 compared to the same periods of 2021. Both periods were impacted by changes in foreign exchange rates. At constant rates, net premiums written increased by 5% for the fourth quarter of 2022 and 10% for the full year 2022 compared to the same periods of 2021, driven by increases in longevity and long-term protection business and partially offset by a decrease in short-term protection business.
▪Allocated underwriting result was a profit of $29 million in the fourth quarter of 2022, compared to a profit of $32 million in the fourth quarter of 2021. The decrease in quarterly allocated underwriting result for 2022 was driven by higher losses in the short-term protection and longevity business. This was partially offset by an improvement in year-over-year experience related to COVID-19 and improvements in the guaranteed minimum death benefits line of business for favorable equity market activity and higher interest rates in the fourth quarter of 2022.
▪Allocated underwriting result was a profit of $121 million for the full year 2022, compared to a $97 million profit for 2021. The increase in allocated underwriting result was driven by an improvement in year-over-year experience related to COVID-19 and improvements in the longevity and guaranteed minimum death benefits business. This was partially offset by higher losses on the long-term protection and short-term protection business, driven primarily by unfavorable claim experience and non-recurring prior year recapture gains occurring in the first quarter of 2021.
Investments:
▪Net investment return in the fourth quarter of 2022 was $306 million, or 1.6%, and included net investment income of $114 million, net realized and unrealized investment gains of $188 million, and interest in earnings of equity method investments of $4 million. This compares to a net investment return of $156 million, or 0.8%, for the fourth quarter of 2021, which included net investment income of $93 million, net realized and unrealized investment losses of $6 million and interest in earnings of equity method investments of $69 million.
▪Net investment return for the full year 2022 was a loss of $1,560 million, or (8.2)%, which included net investment income of $398 million, net realized and unrealized investment losses of $1,969 million, and interest in earnings of equity method investments of $11 million. This

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	4

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compares to a net investment return of $541 million, or 2.7%, for 2021, which included net investment income of $376 million, net realized and unrealized investment gains of $38 million, and interest in earnings of equity method investments of $127 million.
▪Net investment income increased $21 million, or 22.6%, for the fourth quarter of 2022 and $22 million, or 5.8%, for the full year 2022, compared to the same periods of 2021, primarily due to the impact of higher reinvestment rates driven by increases in worldwide risk-free rates and credit spreads in 2022, and re-allocations to investment grade corporate bonds.
▪Net realized and unrealized investment gains of $188 million for the fourth quarter of 2022 (2021: $6 million loss) included:
◦Net realized and unrealized investment gains of $104 million (2021: $186 million losses) on fixed maturities and short-term investments, which were primarily unrealized and were largely driven by the narrowing of corporate credit and mortgage backed security spreads.
◦Net realized and unrealized investment gains on equities of $93 million (2021: $22 million gain) were primarily driven by mark-to-market gains on the Exor public equity funds. The realized gain was entirely driven by the partial redemption of an Asian equity fund and was fully offset by a change in unrealized.
◦Net realized and unrealized investment losses on other invested assets and investments in real estate of $9 million (2021: $158 million gain) primarily reflect unrealized losses on private equities, partially offset by mark-to-market gains on the U.S. bank loan portfolio.
▪Net realized and unrealized investment losses of $1,969 million for the full year 2022 (2021: $38 million gain) included:
◦Net realized and unrealized investment losses of $1,806 million (2021: $539 million losses) on fixed maturities and short-term investments, which were primarily unrealized and were driven by increases in worldwide risk free rates, widening corporate credit and mortgage backed security spreads, and losses on real estate sector investments in the Company's Asia high yield portfolio.
◦Net realized and unrealized investment losses on equities of $44 million (2021: $277 million gain) largely reflect mark-to-market losses on public equity funds. The realized gain was almost entirely driven by the partial sale of Exor public equity funds as discussed below.
◦Net realized and unrealized losses on other invested assets and investments in real estate of $119 million (2021: $300 million gain), which were primarily unrealized and largely reflects mark-to-market losses on private equity funds.
▪At close of the acquisition of the Company by Covéa Coopérations S.A. (Covéa), the Company reduced a portion of its ownership in Exor public equity funds for total consideration of $772

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News Release
million. This resulted in a realized gain of $450 million, and the majority of these gains were included in unrealized gains in prior periods.
▪Interest in earnings of equity method investments of $4 million in the fourth quarter of 2022 and $11 million for full year 2022 reflects mark-to-market gains on real estate funds, partially offset by unrealized losses on private equity funds.
▪As of December 31, 2022, reinvestment rates were 5.1% compared to the Company's fixed income investment portfolio yield of 2.9% for the fourth quarter of 2022.
Other Income Statement Items:
▪Other expense ratio was 6.1% for the fourth quarter of 2022, down 0.5 points compared to 6.6% for the same quarter in 2021. For the fourth quarter, an increase in net premiums earned was coupled with a decrease in other expenses. The other expense ratio of 5.7% for the full year 2022 was flat compared to 2021.
▪Net foreign exchange losses were $126 million for the fourth quarter of 2022, driven by the depreciation of the U.S. dollar against all major currencies. Net foreign exchange losses were $19 million for the fourth quarter of 2021, driven by the appreciation of the U.S. dollar against the Euro, partially offset by the depreciation against the Canadian Dollar and the Swiss Franc. Net foreign exchange losses were $29 million for the full year 2022 and driven by strengthening of the U.S. dollar against the Euro and by the cost of hedging, while net foreign exchange losses were $31 million for the full year 2021 and driven by the appreciation of the U.S. dollar against certain major currencies (primary the Euro, British Pound and Swiss Franc).
▪Interest expense was $14 million for the fourth quarter of 2022 and 2021, and $55 million and $56 million for the full year 2022 and 2021, respectively.
▪Preferred dividends were $2 million for the fourth quarter of 2022 and 2021. Preferred dividends of $10 million for the full year 2022 compared to $23 million for the same period of 2021. The decrease was due to the Company fully redeeming its Series G, H and I preferred shares in May 2021. Following the redemption, only Series J preferred shares remain.
▪Income tax expense was $46 million on pre-tax income of $482 million in the fourth quarter of 2022 compared to an expense of $17 million on pre-tax income of $381 million for the same period of 2021. Income tax expense was $31 million on a pre-tax loss of $1,059 million for the full year 2022 compared to an expense of $38 million on pre-tax income of $762 million in 2021. These amounts were primarily driven by the geographical distribution of pre-tax profits and losses. For the full year 2022, the tax expense on a pre-tax loss was driven primarily by the establishment of a valuation allowance on unrealized investment losses in the U.S.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	6

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Balance Sheet, Capitalization and Cash Flows:
▪Total investments and cash and cash equivalents were $19.1 billion at December 31, 2022, down 6.0% compared to December 31, 2021. The decrease to December 31, 2022 was primarily driven by unrealized investment losses due to an increase in worldwide risk-free rates and the widening of worldwide credit spreads, and to a lesser extent, mark-to-market losses on public and private equities and the impact of the strengthening U.S. dollar against all major currencies.
▪Cash and cash equivalents, fixed maturities, and short-term investments, which are government issued or investment grade fixed income securities, were $14.5 billion at December 31, 2022, representing 76% of the total investments and cash and cash equivalents.
▪The average credit rating of the fixed income portfolio was A+ as of December 31, 2022. The expected average duration of the public fixed income portfolio at December 31, 2022 was 3.5 years, while the weighted average duration of the Company’s liabilities on an economic basis was 1.9 years.
▪There were no dividends declared and paid to common shareholders during the fourth quarter of 2022 or the fourth quarter of 2021. Dividends declared and paid to common shareholders were $178 million for the full year 2022, compared to $107 million for the full year 2021.
▪Common shareholder's equity (or book value) of $6.1 billion and tangible book value of $5.6 billion at December 31, 2022 decreased by 17.1% and 18.4%, respectively, compared to December 31, 2021, primarily due to the comprehensive loss for the full year 2022, and by the dividends on common and preferred shares.
▪Total capital was $8.1 billion at December 31, 2022, down 13.8% compared to December 31, 2021, primarily due to the decrease in book value described above and the decrease in the U.S dollar value of the Company's Euro denominated debt, as the U.S dollar strengthened against the Euro during the year.
▪Cash provided by operating activities was $571 million and $1,468 million for the fourth quarter and full year 2022, respectively, compared to $373 million and $1,233 million for the fourth quarter and full year 2021, respectively. The increase for the fourth quarter of 2022 over the same period of 2021 was primarily driven by cash flows from underwriting operations, which benefited from an improved technical result. Cash provided by operating activities for the full year 2022 increased primarily driven by increased cash flows from underwriting operations, as the comparative period included a premium paid for the loss portfolio transfer and adverse development cover entered into during the second quarter of 2021, partially offset by an increase in other operating cash outflows.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	7

News Release
PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2022, total revenues were $5.7 billion. At December 31, 2022, total assets were $27.3 billion, total capital was $8.1 billion and total shareholders’ equity was $6.3 billion. PartnerRe maintains strong financial strength ratings as follows: A.M. Best A+ / Moody’s A1 / Standard & Poor’s A+.
PartnerRe on the Internet: www.partnerre.com
Please refer to the "Financial Information - Annual Reports" section of the Company's website for a copy of the Company's Annual Report on Form 20-F at: www.partnerre.com/financial-information/annual-reports/
Forward-looking statements contained in this press release, such as those related to company performance, are based on the Company’s assumptions and expectations concerning future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. PartnerRe’s forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, pandemic or other large property and casualty losses, credit, interest, currency and other risks associated with the Company’s investment portfolio, adequacy of reserves, levels and pricing of new and renewal business achieved, changes in accounting policies, risks associated with implementing business strategies, and other factors identified in the Company’s reports filed or furnished with the Securities and Exchange Commission. In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. The Company disclaims any obligation to publicly update or revise any forward-looking information or statements.
The Company’s estimate for recent catastrophic and pandemic losses is based on a preliminary analysis of the Company’s exposures, the current assumption of total insured industry losses and preliminary information received from certain cedants to date. There is material uncertainty associated with the Company's loss estimates given the nature, magnitude and recency of these loss events and the limited claims information received to date. The ultimate loss therefore may differ materially from the current preliminary estimate.

Contacts:	PartnerRe Ltd.
(441) 292-0888
Investor Contact: Ryan Lipschutz
Media Contact: Elizabeth Deacon

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	8

PartnerRe Ltd.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended		For the year ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Revenues
Gross premiums written	$1,753,517	$1,798,956	$8,689,279	$8,203,925
Net premiums written	$1,585,359	$1,679,453	$7,544,195	$7,134,018
Decrease (increase) in unearned premiums	299,311	139,865	(287,078)	(177,496)
Net premiums earned	1,884,670	1,819,318	7,257,117	6,956,522
Net investment income	113,963	92,987	398,348	376,469
Net realized and unrealized investment gains (losses)	188,316	(5,599)	(1,969,014)	37,797
Other income	13,941	8,957	40,492	28,748
Total revenues	2,200,890	1,915,663	5,726,943	7,399,536
Expenses
Losses and loss expenses	1,049,125	1,038,017	4,747,403	4,883,984
Acquisition costs	415,832	411,086	1,540,681	1,386,832
Other expenses	115,430	120,385	414,876	398,542
Interest expense	13,888	13,684	55,185	55,606
Amortization of intangible assets	2,228	2,200	8,912	8,861
Net foreign exchange losses	126,453	18,573	29,402	30,883
Total expenses	1,722,956	1,603,945	6,796,459	6,764,708
Income (loss) before taxes and interest in earnings of equity method investments	477,934	311,718	(1,069,516)	634,828
Income tax expense	(46,482)	(16,542)	(31,334)	(38,219)
Interest in earnings of equity method investments	3,856	69,329	10,821	126,795
Net income (loss)	435,308	364,505	(1,090,029)	723,404
Preferred dividends	2,437	2,438	9,750	22,693
Loss on redemption of preferred shares	—	—	—	21,234
Net income (loss) attributable to common shareholder	$432,871	$362,067	$(1,099,779)	$679,477
Comprehensive income (loss)
Net income (loss)	$435,308	$364,505	$(1,090,029)	$723,404
Change in currency translation adjustment	75,597	9,348	9,464	43,120
Change in net unrealized gains or losses on investments, net of tax	—	—	—	(128)
Change in unfunded pension obligation, net of tax	12,165	21,830	12,573	23,307
Comprehensive income (loss)	$523,070	$395,683	$(1,067,992)	$789,703

PartnerRe Ltd.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars, except parenthetical share data)
(Unaudited)

	December 31, 2022	December 31, 2021
Assets
Investments:
Fixed maturities, at fair value	$13,021,914	$14,071,274
Short-term investments, at fair value	523,510	205,146
Equities, at fair value	929,886	1,751,584
Investments in real estate	57,984	67,539
Other invested assets	3,355,106	3,601,245
Total investments	17,888,400	19,696,788
Cash and cash equivalents	1,251,596	660,897
Accrued investment income	103,752	94,997
Reinsurance balances receivable	3,342,612	3,063,153
Reinsurance recoverable on paid and unpaid losses	1,959,652	1,787,493
Prepaid reinsurance premiums	247,276	216,338
Funds held by reinsured companies	471,570	561,576
Deferred acquisition costs	1,012,850	920,779
Deposit assets	81,053	109,528
Net tax assets	164,384	154,472
Goodwill	456,380	456,380
Intangible assets	89,769	98,818
Other assets	203,119	208,652
Total assets	$27,272,413	$28,029,871
Liabilities
Non-life reserves	$12,725,631	$12,047,792
Life and health reserves	2,510,293	2,638,086
Unearned premiums	2,745,371	2,501,161
Other reinsurance balances payable	632,336	744,735
Debt	1,848,003	1,897,499
Deposit liabilities	4,681	5,077
Net tax liabilities	29,154	90,974
Accounts payable, accrued expenses and other (1)	488,594	560,561
Total liabilities	20,984,063	20,485,885
Shareholders’ Equity
Common shares (par value $0.00000001; issued and outstanding: 100,000,000 shares)	—	—
Preferred shares (par value $1.00; issued and outstanding: 8,000,000 shares; aggregate liquidation value: $200,000)	8,000	8,000
Additional paid-in capital	1,929,934	1,929,934
Accumulated other comprehensive loss	(7,669)	(29,706)
Retained earnings	4,358,085	5,635,758
Total shareholders’ equity	6,288,350	7,543,986
Total liabilities and shareholders’ equity	$27,272,413	$28,029,871

(1) Includes payables for securities purchased of $149 million as at December 31, 2022 compared to $202 million as at December 31, 2021.

PartnerRe Ltd.
Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended		For the year ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Net cash provided by operating activities	$571,249	$372,946	$1,468,409	$1,232,590
Net cash used in investing activities	(207,548)	(359,802)	(664,825)	(2,329,122)
Net cash used in financing activities	(2,997)	(2,438)	(194,550)	(573,295)
Effect of foreign exchange rate changes on cash	22,714	(3,805)	(18,335)	(20,109)
Increase (decrease) in cash and cash equivalents	383,418	6,901	590,699	(1,689,936)
Cash and cash equivalents - beginning of period	868,178	653,996	660,897	2,350,833
Cash and cash equivalents - end of period	$1,251,596	$660,897	$1,251,596	$660,897

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended December 31, 2022
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$890	$462	$1,352	$402	$—	$1,754
Net premiums written	$795	$396	$1,191	$394	$—	$1,585
Decrease in unearned premiums	277	21	298	2	—	300
Net premiums earned	$1,072	$417	$1,489	$396	$—	$1,885
Losses and loss expenses	(573)	(132)	(705)	(344)	—	(1,049)
Acquisition costs	(256)	(129)	(385)	(31)	—	(416)
Technical result	$243	$156	$399	$21	$—	$420
Other income	—	—	—	14	—	14
Other expenses	(22)	(9)	(31)	(25)	(59)	(115)
Underwriting result	$221	$147	$368	$10	n/a	$319
Net investment income				19	95	114
Allocated underwriting result				$29	n/a	n/a
Net realized and unrealized investment gains					188	188
Interest expense					(14)	(14)
Amortization of intangible assets					(3)	(3)
Net foreign exchange losses					(127)	(127)
Income tax expense					(46)	(46)
Interest in earnings of equity method investments					4	4
Net income					n/a	$435
Loss ratio (1)	53.5%	31.7%	47.3%
Acquisition ratio (2)	23.9	30.9	25.9
Technical ratio (3)	77.4%	62.6%	73.2%
Other expense ratio (4)	2.1	2.2	2.1
Combined ratio (5)	79.5%	64.8%	75.3%

	For the three months ended December 31, 2021
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$846	$520	$1,366	$433	$—	$1,799
Net premiums written	$773	$481	$1,254	$425	$—	$1,679
Decrease (increase) in unearned premiums	150	(14)	136	4	—	140
Net premiums earned	$923	$467	$1,390	$429	$—	$1,819
Losses and loss expenses	(475)	(177)	(652)	(386)	—	(1,038)
Acquisition costs	(243)	(152)	(395)	(16)	—	(411)
Technical result	$205	$138	$343	$27	$—	$370
Other income	—	—	—	7	2	9
Other expenses	(20)	(10)	(30)	(23)	(67)	(120)
Underwriting result	$185	$128	$313	$11	n/a	$259
Net investment income				21	72	93
Allocated underwriting result				$32	n/a	n/a
Net realized and unrealized investment losses					(6)	(6)
Interest expense					(14)	(14)
Amortization of intangible assets					(2)	(2)
Net foreign exchange losses					(18)	(18)
Income tax expense					(16)	(16)
Interest in earnings of equity method investments					69	69
Net income					n/a	$365
Loss ratio (1)	51.5%	37.9%	46.9%
Acquisition ratio (2)	26.3	32.5	28.4
Technical ratio (3)	77.8%	70.4%	75.3%
Other expense ratio (4)	2.2	2.1	2.2
Combined ratio (5)	80.0%	72.5%	77.5%
(1) Loss ratio is obtained by dividing losses and loss expenses by net premiums earned.
(2) Acquisition ratio is obtained by dividing acquisition costs by net premiums earned.
(3) Technical ratio is defined as the sum of the loss ratio and the acquisition ratio.
(4) Other expense ratio is obtained by dividing other expenses by net premiums earned.
(5) Combined ratio is defined as the sum of the technical ratio and the other expense ratio.

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars, except percentages)
(Unaudited)

	For the year ended December 31, 2022
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$5,025	$1,990	$7,015	$1,674	$—	$8,689
Net premiums written	$4,234	$1,665	$5,899	$1,645	$—	$7,544
(Increase) decrease in unearned premiums	(293)	5	(288)	1	—	(287)
Net premiums earned	$3,941	$1,670	$5,611	$1,646	$—	$7,257
Losses and loss expenses	(2,410)	(903)	(3,313)	(1,434)	—	(4,747)
Acquisition costs	(995)	(435)	(1,430)	(111)	—	(1,541)
Technical result	$536	$332	$868	$101	$—	$969
Other income	—	—	—	39	1	40
Other expenses	(84)	(35)	(119)	(93)	(203)	(415)
Underwriting result	$452	$297	$749	$47	n/a	$594
Net investment income				74	324	398
Allocated underwriting result				$121	n/a	n/a
Net realized and unrealized investment losses					(1,969)	(1,969)
Interest expense					(55)	(55)
Amortization of intangible assets					(9)	(9)
Net foreign exchange losses					(29)	(29)
Income tax expense					(31)	(31)
Interest in earnings of equity method investments					11	11
Net loss					n/a	$(1,090)
Loss ratio	61.2%	54.1%	59.0%
Acquisition ratio	25.2	26.0	25.5
Technical ratio	86.4%	80.1%	84.5%
Other expense ratio	2.1	2.1	2.1
Combined ratio	88.5%	82.2%	86.6%

	For the year ended December 31, 2021
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$4,541	$2,016	$6,557	$1,647	$—	$8,204
Net premiums written	$3,722	$1,789	$5,511	$1,623	$—	$7,134
(Increase) decrease in unearned premiums	(194)	13	(181)	4	—	(177)
Net premiums earned	$3,528	$1,802	$5,330	$1,627	$—	$6,957
Losses and loss expenses	(2,391)	(1,052)	(3,443)	(1,441)	—	(4,884)
Acquisition costs	(864)	(415)	(1,279)	(108)	—	(1,387)
Technical result	$273	$335	$608	$78	$—	$686
Other income	—	—	—	26	3	29
Other expenses	(71)	(30)	(101)	(88)	(210)	(399)
Underwriting result	$202	$305	$507	$16	n/a	$316
Net investment income				81	295	376
Allocated underwriting result				$97	n/a	n/a
Net realized and unrealized investment gains					38	38
Interest expense					(56)	(56)
Amortization of intangible assets					(9)	(9)
Net foreign exchange losses					(31)	(31)
Income tax expense					(38)	(38)
Interest in earnings of equity method investments					127	127
Net income					n/a	$723
Loss ratio	67.8%	58.4%	64.6%
Acquisition ratio	24.5	23.0	24.0
Technical ratio	92.3%	81.4%	88.6%
Other expense ratio	2.0	1.7	1.9
Combined ratio	94.3%	83.1%	90.5%

Supplementary Financial Information
PartnerRe Ltd.
Investment Portfolio
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

	December 31, 2022		December 31, 2021
Investments:
Fixed maturities
U.S. government	$861,343	5%	$1,210,113	6%
U.S. government sponsored enterprises	936,591	5	908,659	5
U.S. states, territories and municipalities	58,873	—	108,059	1
Non-U.S. sovereign government, supranational and government related	1,654,532	9	2,181,127	11
Corporate bonds	5,759,149	32	5,441,908	28
Mortgage/asset-backed securities	3,751,426	21	4,221,408	21
Total fixed maturities	13,021,914	72	14,071,274	72
Short-term investments	523,510	4	205,146	1
Equities	929,886	5	1,751,584	9
Investments in real estate	57,984	—	67,539	—
Other invested assets (1)	3,355,106	19	3,601,245	18
Total investments	$17,888,400	100%	$19,696,788	100%
Cash and cash equivalents	1,251,596		660,897
Total investments and cash and cash equivalents	$19,139,996		$20,357,685
Maturity distribution:
One year or less	$1,937,653	14%	$1,086,283	8%
More than one year through five years	5,318,125	39	4,235,065	29
More than five years through ten years	1,580,459	12	2,971,089	21
More than ten years	957,761	7	1,762,575	12
Subtotal	9,793,998	72	10,055,012	70
Mortgage/asset-backed securities	3,751,426	28	4,221,408	30
Total fixed maturities and short-term investments	$13,545,424	100%	$14,276,420	100%
Credit quality by market value (Total fixed maturities and short-term investments):
AAA	$1,428,379	10%	$1,902,640	13%
AA	6,056,517	45	6,751,903	47
A	2,133,603	16	1,750,574	13
BBB	3,618,234	27	3,398,661	24
Below Investment Grade/Unrated	308,691	2	472,642	3
Total fixed maturities and short-term investments	$13,545,424	100%	$14,276,420	100%
Expected average duration		3.5Yrs		4.0Yrs
Average yield to maturity at market		5.1%		2.7%
Average credit quality		A+		AA-
(1) Other invested assets at December 31, 2022 and December 31, 2021 include $1.0 billion and $1.1 billion, respectively, of U.S. bank loans managed under an externally managed mandate. The mandate primarily invests in U.S. floating rate, first lien, senior secured broadly syndicated loans with a focus on facility sizes greater than $300 million. The weighted average credit rating as at December 31, 2022 was BB/BB- with the single largest issuer being 2.8% of the Company's bank loan portfolio.

Supplementary Financial Information

PartnerRe Ltd.
Distribution of Corporate Bonds
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

December 31, 2022
	Fair Value	Percentage of Fair Value of Corporate Bonds	Percentage of Invested Assets and cash	Largest single issuer as a percentage of Invested Assets and cash
Distribution by sector - Corporate bonds
Financial services	$1,656,915	28.8%	8.7%	0.6%
Consumer cyclical	680,042	11.8	3.6	0.3%
Real estate	536,879	9.3	2.9	0.2%
Consumer non-cyclical	530,815	9.2	2.8	0.2%
Industrial	510,553	8.9	2.7	0.2%
Utilities	501,486	8.7	2.6	0.3%
Communications	358,506	6.2	1.9	0.3%
Energy	312,489	5.4	1.6	0.2%
Technology	287,956	5.0	1.5	0.2%
Insurance	200,486	3.5	1.0	0.1%
Basic materials	180,931	3.2	0.9	0.2%
Other	2,091	—	—	—%
Total Corporate bonds	$5,759,149	100.0%	30.2%
Finance sector - Corporate bonds
Banks	$786,716	13.7%	4.2%
Financial services	523,564	9.1	2.7
Investment banking and brokerage	346,635	6.0	1.8
Total finance sector - Corporate bonds	$1,656,915	28.8%	8.7%
	AAA	AA	A	BBB	Non-Investment Grade/Unrated	Total
Credit quality of finance sector - Corporate bonds
Banks	$—	$27,982	$386,892	$341,799	$30,043	$786,716
Financial services	—	68,071	224,993	205,023	25,477	523,564
Investment banking and brokerage	—	1,378	111,287	233,385	585	346,635
Total finance sector - Corporate bonds	$—	$97,431	$723,172	$780,207	$56,105	$1,656,915
% of total	—%	5.9%	43.6%	47.1%	3.4%	100.0%
Concentration of investment risk - The top 10 Corporate bond issuers account for 11.2% of the Company’s total corporate bonds. The single largest issuer accounts for 1.9% of the Company’s total Corporate bonds and is included in the Financial sector above.

Supplementary Financial Information

PartnerRe Ltd.
Composition of Net Investment Income and Net Realized and Unrealized Investment Gains (Losses)
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended		For the year ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Fixed maturities	$85,220	$70,509	$310,152	$301,391
Short-term investments and cash and cash equivalents	10,452	968	17,477	4,860
Equities, investments in real estate, funds held and other	31,642	32,454	121,294	120,999
Investment expenses	(13,351)	(10,944)	(50,575)	(50,781)
Net investment income	$113,963	$92,987	$398,348	$376,469
Net realized investment (losses) gains on fixed maturities and short-term investments	$(879)	$(589)	$859	$19,893
Net realized investment gains on equities	30,569	62,065	461,041	78,501
Net realized investment gains on other invested assets	2,909	4,268	9,781	103,011
Net realized investment gains	$32,599	$65,744	$471,681	$201,405
Change in net unrealized investment gains (losses) on fixed maturities and short-term investments	$105,069	$(185,166)	$(1,807,048)	$(558,466)
Change in net unrealized investment gains (losses) on equities	62,380	(39,804)	(505,072)	198,780
Change in net unrealized investment (losses) gains on other invested assets	(8,224)	153,983	(123,694)	196,926
Net other realized and unrealized investment losses	(1,299)	(356)	(2,672)	(848)
Change in net unrealized investment gains (losses)	$157,926	$(71,343)	$(2,438,486)	$(163,608)
Impairment loss on investments in real estate	(2,209)	—	(2,209)	—
Net realized and unrealized investment gains (losses)	$188,316	$(5,599)	$(1,969,014)	$37,797

Supplementary Financial Information

PartnerRe Ltd.
Analysis of Non-Life Reserves
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended		As at and for the year ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Reconciliation of beginning and ending non-life reserves:
Gross liability at beginning of period	$12,419,381	$12,291,545	$12,047,792	$11,395,321
Reinsurance recoverable at beginning of period	(1,835,515)	(1,583,174)	(1,532,666)	(782,330)
Net liability at beginning of period	10,583,866	10,708,371	10,515,126	10,612,991
Net incurred losses related to: (1)
Current year	806,352	847,823	3,533,087	3,637,671
Prior years	(100,901)	(195,752)	(219,853)	(194,426)
	705,451	652,071	3,313,234	3,443,245
Net losses paid	(651,210)	(784,442)	(2,658,136)	(2,972,995)
Retroactive reinsurance recoverable adjustment (1)	86	(714)	(35,695)	(357,864)
Effects of foreign exchange rate changes and other	235,627	(60,160)	(260,709)	(210,251)
Net liability at end of period	10,873,820	10,515,126	10,873,820	10,515,126
Reinsurance recoverable at end of period	1,851,811	1,532,666	1,851,811	1,532,666
Gross liability at end of period	$12,725,631	$12,047,792	$12,725,631	$12,047,792
Breakdown of gross liability at end of period:
Case reserves	$5,110,575	$4,881,892	$5,110,575	$4,881,892
Additional case reserves	159,821	140,464	159,821	140,464
Incurred but not reported reserves	7,455,235	7,025,436	7,455,235	7,025,436
Gross liability at end of period	$12,725,631	$12,047,792	$12,725,631	$12,047,792
Gross liability at end of period by Non-life segment:
P&C	$9,487,922	$8,746,449	$9,487,922	$8,746,449
Specialty	3,237,709	3,301,343	3,237,709	3,301,343
Gross liability at end of period	$12,725,631	$12,047,792	$12,725,631	$12,047,792
Unrecognized time value of non-life reserves (2)	$1,172,068	$314,949	$1,172,068	$314,949
(1) In the second quarter of 2021, the Company entered into a loss portfolio transfer and adverse development cover agreement in relation to prior underwriting years on the Company's U.S. casualty and auto business, and this transaction is accounted for as retroactive reinsurance.
(2) The unrecognized time value, or discount, is the difference between the undiscounted liability for non-life reserves recorded and the discounted amount of these reserves. This discount is calculated by applying appropriate risk-free rates by currency and duration to the underlying non-life reserves.

Supplementary Financial Information

PartnerRe Ltd.
Analysis of Life and Health Reserves
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended		As at and for the year ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Reconciliation of beginning and ending life and health reserves:
Gross liability at beginning of period	$2,362,020	$2,658,035	$2,638,086	$2,704,229
Reinsurance recoverable at beginning of period	(30,267)	(24,832)	(21,000)	(35,662)
Net liability at beginning of period	2,331,753	2,633,203	2,617,086	2,668,567
Net incurred losses	343,674	385,946	1,434,169	1,440,739
Net losses paid	(361,280)	(388,683)	(1,390,848)	(1,413,316)
Effects of foreign exchange rate changes and other	164,471	(13,380)	(181,789)	(78,904)
Net liability at end of period	2,478,618	2,617,086	2,478,618	2,617,086
Reinsurance recoverable at end of period	31,675	21,000	31,675	21,000
Gross liability at end of period	$2,510,293	$2,638,086	$2,510,293	$2,638,086
Life value in force (1)	$806,000	$757,000	$806,000	$757,000
(1) The life value in force (Life VIF) is the value that will emerge from life policies over time that is not recognized in the Company's tangible book value. The Company’s Life VIF is calculated on a going concern basis and is the sum of: (i) present value of future profits which represents the net present value of projected after-tax cash flows net of Life reserves, net of deferred acquisition costs and gross of value of business acquired; (ii) cost of economic capital; (iii) time value of options and guarantees; and (iv) cost of non-economic excess encumbered capital.

Supplementary Financial Information

PartnerRe Ltd.
Natural Catastrophe Probable Maximum Losses (PMLs)
(Expressed in millions of U.S. dollars)
(Unaudited)
Single occurrence estimated net PML exposure

		December 31, 2022
Zone	Peril	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)
U.S. Northeast	Hurricane	$1,376
U.S. Southeast	Hurricane	1,267
U.S. Gulf Coast	Hurricane	1,209
Caribbean	Hurricane	239
Europe	Windstorm	654
Japan	Typhoon	408
California	Earthquake	1,128	$1,519
Australia	Earthquake	401	577
Japan	Earthquake	365	425
New Zealand	Earthquake	329	537
British Columbia	Earthquake	213	427
The PML estimates are pre-tax and net of retrocession and reinstatement premiums. The peril zones in this disclosure are major peril zones for the industry. The Company has exposures in other peril zones that can potentially generate losses greater than the PML estimates in this disclosure.

For more information regarding cautionary language related to the Natural Catastrophe PML disclosure and the forward-looking statements, as well as uncertainties and limitations associated with certain assumptions and the methodology used, refer to the Company’s natural catastrophe PML information and definitions in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 (see Risk Management—Natural Catastrophe PML in Item 4 of the 20-F).

Supplementary Financial Information

PartnerRe Ltd.
Non-GAAP Financial Measures - Regulation G

In addition to the GAAP financial measures set forth herein, the Company has also included certain non-GAAP financial measures within the meaning of Regulation G. Management believes that these non-GAAP financial measures are useful to investors and other stakeholders and help provide a consistent basis for comparison between quarters and for comparison with other companies within the industry. These measures may not, however, be comparable to similarly titled measures used by other companies outside of the insurance industry. These non-GAAP measures should be considered an addition to, and not a substitute for, measures of financial performance prepared in accordance with GAAP and investors are cautioned not to place undue reliance on these non-GAAP measures in assessing the Company’s overall financial performance.
The reconciliation of non-GAAP financial measures to the most comparable GAAP financial measures in accordance with Regulation G is included within the relevant tables.
Operating Income (Loss) available to Common Shareholder (Operating Income (Loss)); Annualized Operating Return on Average Common Shareholder's Equity (Annualized Operating ROE): The Company uses Operating income (loss) and Annualized Operating ROE to measure performance, as these measures focus on the underlying fundamentals of the Company’s operations. Operating income (loss) is calculated after preferred dividends and excludes the impact of net realized and unrealized gains and losses on investments, net foreign exchange gains and losses, interest in earnings (losses) of equity method investments, favorable or adverse prior years' reserves development for which we have ceded the risk under an adverse development cover (ADC) and related changes in amortization of the deferred gain, the impact of non-recurring transactions such as losses on the redemption of preferred shares, and the cumulative tax effects of these adjustments. The Company calculates Annualized Operating ROE using Operating income (loss) for the period divided by the average common shareholder's equity outstanding for the period. Operating income (loss) should not be viewed as a substitute for Net Income (Loss) prepared in accordance with GAAP. Annualized Operating ROE supplements GAAP information. The Company's management believes that Operating income (loss) is useful to stakeholders because it more accurately reflects the underlying fundamentals of the business by removing the variability arising from activity that is largely independent of its business and underwriting processes, such as: fluctuations in the fair value of the Company's investment portfolio; fluctuations in foreign exchange rates; fluctuations of returns on the Company's equity method investments; the impact of retroactive reinsurance agreements where the Company believes adjusting for this development shows the ultimate economic benefit of the ADC; and the impact of non-recurring transactions such as losses on the redemption of preferred shares.
Tangible Book Value: The Company calculates Tangible Book Value using common shareholder's equity less goodwill and intangible assets, net of tax. The Company's management believes Tangible Book Value is useful to stakeholders because it provides a more accurate measure of realizable value of shareholder returns.

Supplementary Financial Information

PartnerRe Ltd.
Return on Common Shareholder's Equity (ROE)
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended				For the year ended
	December 31, 2022		December 31, 2021		December 31, 2022		December 31, 2021
	$	ROE (1)	$	ROE (1)	$	ROE (1)	$	ROE (1)
Net income (loss) attributable to common shareholder	$432,871	29.7%	$362,067	20.3%	$(1,099,779)	(16.4)%	$679,477	9.7%
Less: adjustments for non-operating items
Net realized and unrealized investment gains (losses)	188,316	12.9	(5,599)	(0.3)	(1,969,014)	(29.3)	37,797	0.5
Net foreign exchange losses	(126,453)	(8.7)	(18,573)	(1.0)	(29,402)	(0.4)	(30,883)	(0.4)
Interest in earnings of equity method investments	3,856	0.3	69,329	3.9	10,821	0.1	126,795	1.8
Favorable (adverse) prior years' reserve development subject to ADC	1,810	0.1	585	—	(26,897)	(0.4)	(20,364)	(0.3)
Loss on redemption of preferred shares	—	—	—	—	—	—	(21,234)	(0.3)
Tax effects of adjustments	(4,350)	(0.3)	16,128	0.9	105,937	1.6	42,021	0.6
Operating income	$369,692	25.4%	$300,197	16.8%	$808,776	12.0%	$545,345	7.8%
(1) ROE is calculated as net income or loss attributable to common shareholder divided by average common shareholder's equity, annualized for the quarter. The following is the average common shareholder's equity calculated using the sum of the beginning of period and end of period common shareholder's equity divided by two.

	For the three months ended		For the year ended
Calculation of average common shareholder's equity	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Beginning of period common shareholder's equity	$5,567,717	$6,950,741	$7,343,986	$6,689,756
End of period common shareholder's equity	$6,088,350	$7,343,986	$6,088,350	$7,343,986
Average common shareholder's equity	$5,828,034	$7,147,364	$6,716,168	$7,016,871

Supplementary Financial Information

PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(Expressed in thousands of U.S. dollars)
(Unaudited)

	December 31, 2022	December 31, 2021
Tangible book value:
Total shareholders' equity	$6,288,350	$7,543,986
Less:
Preferred shares, aggregate liquidation value at $25 per share	200,000	200,000
Common shareholder’s equity or book value	6,088,350	7,343,986
Less:
Goodwill	456,380	456,380
Intangible assets, net of tax (1)	81,520	89,702
Tangible book value	$5,550,450	$6,797,904

Capital structure:
Senior notes
Senior notes due 2029	$497,073	$496,620
Senior notes due 2026 (2)	794,368	843,950
Junior subordinated notes
Junior subordinated notes due 2050	494,638	494,445
Capital efficient notes due 2066	61,924	62,484
Total debt	1,848,003	1,897,499
Preferred shares, aggregate liquidation value	200,000	200,000
Common shareholder's equity	6,088,350	7,343,986
Total capital	$8,136,353	$9,441,485
(1) The intangible assets are presented in the table above net of tax of $8 million and $9 million at December 31, 2022 and December 31, 2021, respectively.
(2) The decrease relates primarily to the foreign exchange impact of remeasuring the Euro debt into U.S. dollars at the balance sheet date.